____Check this box if no longer subject to Section 16. Form 4 or Form 5 oligations may continue. See Instruction 1(b).

	                U.S. SECURITIES AND EXCHANGE COMMISSION
	                         Washington, D.C. 20549

	                                 FORM 4
	              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,
Section 17(a) of the Public Utility Holding Company act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
     Diaz        Edwin
    (Last)      (First)   (Middle)

   383 Route 46 West
       (Street)

   Fairfield     NJ      07004
    (City)     (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol 		"BPRX"

   	BRADLEY PHARMACEUTICALS, INC.

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year					 03/27/2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person to Issuer (Check all
applicable)
__ __Director						_____10 % Owner
__X__Officer (give title below)			_____Other (specify below)

Vice Pres. - Operations

7. Individual or Joint/Group Filing (Check Applicable Line)
__X__Form filed by One Reporting Person
_____Form filed by More than One Reporting Person
			_________________________

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned
1. Title of Security (Instr.3)
   (1) Common Stock
2. Transaction Date (Month/Day/Year)
   (1) 03/19/03
3. Transaction Code (Instr.8)
   (1) Code I
4. Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)
   (1) Amount - 122(A)	Price - 12.80
5. Amount of Securities Beneficially Owned Following Reported
   Transactions
   (Instr.3 and 4)
   (1) 122
6. Ownership Form: Direct (D) or Indirect (I)
   (1) D
7. Nature of Indirect Beneficial Ownership (Instr.4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

   (Print or Type Responses)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)
     Options (right to buy)
2. Conversion or Exercise Price of Derivative Security
(1)  7.18
(2)  7.18
(3)  7.18
3. Transaction Date (Month/Day/Year)
(1)  09/24/02
(2)  09/24/02
(3)  09/24/02
4. Transaction Code (Instr.8)
(1)  Code I
(2)  Code I
(3)  Code I
5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)
(1)  Amount - 5,000(A)
(2)  Amount - 5,000(A)
(3)  Amount - 5,000(A)
6. Date Exercisable and Expiration Date (Month/Day/Year)
(1)  Exercisable - 09/24/03 Expiration - 09/23/12
(2)  Exercisable - 09/24/04 Expiration - 09/23/12
(3)  Exercisable - 09/24/05 Expiration - 09/23/12
7. Title and Amount of Underlying Securities
   (Instr. 3 and 4)
(1)  Title - Common Stock 	Number of Shares - 5,000
(2)  Title - Common Stock 	Number of Shares - 5,000
(3)  Title - Common Stock 	Number of Shares - 5,000
8. Price of Derivative Security (Instr.5)
(1)  7.18
(2)  7.18
(3)  7.18
9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)
   (Instr.4)
(1)  5,000
(2)  5,000
(3)  5,000
10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)
    (Instr.4)
     (D)
11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses:
Note: 401(k) Match subject to a vesting schedule of 20% for each completed year of service

/s/Edwin Diaz     				March 27, 2003

---------------------------			---------------
**Signature of Reporting Person		Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

SEC 1474 (3/91)